UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 27, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes    X          No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: July 27, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

July 27, 2004

Item 3.

Press Release

July 27, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announces its second quarter results for the six months ended June 30, 2004 and 2003.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                                                       Peeyush Varshney

President                                                              Corporate Secretary

(250) 380-0052                                                     (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of July 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday,  July 27, 2004

(No.2004-07- 17)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q2 2004

Revenues Increase by 117%

Vancouver, British Columbia, Canada – Tuesday, July 27, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its second quarter results for the six months ended June 30, 2004 and 2003.

Highlights for the Quarter:

  Record Q2 2004 revenues of $3,504,092, representing a 117% increase over Q2 2003;

  2004 year-to-date revenues at record $7,617,793, representing a 116% increase over the same six-month period in 2003;

  Net loss for the quarter of $156,189, as compared to $82,887 for the same period in 2003;

  Year-to-date net earnings of $213,303, as compared to a loss of $69,972 for the same period in 2003;

  Gross profit margin increasing to 57% in Q2 2004, from 52% for Q1 2004.

“The Company continued to make good progress in Q2 2004,” states Carmanah’s CEO, Mr. Art Aylesworth.  “Our primary operating company, Carmanah Technologies Inc., continued to perform very well and is ahead of projections to the end of June.  The integration and development of our second operating company, AVVA Light Corporation, has taken longer to integrate and gain momentum than we had hoped, but we are starting to see positive trending.”

The Company’s revenues are up 116% over the first six months of last year, which is consistent with our expectations for 2004.  The net loss of $156,189 for the quarter can be primarily attributed to three factors:  (1) lower than expected revenues from AVVA, (2) related severance expenses, and (3) a stock-based compensation expense based on recent changes to regulatory requirements.

Our year-to-date profits for 2004 are $213,303, which is $283,275 ahead of net profit results for the same period in 2003.”

Revenues

Carmanah's total revenues for the three months ended June 30, 2004 increased to $3,504,092, compared to $1,608,024 for the same period in 2003, representing a 117% increase.  Total revenues for the six months ended June 30, 2004 increased to $7,617,793, compared to $3,514,502 for the six months ended 2003, representing a 116% increase.

Revenues are derived from the sale of its product lines of solar-powered LED lighting and illumination products to the marine, aviation, transit and roadway markets, as well as from the sale of edge-lit signs through AVVA Light Corporation.

Contribution from Carmanah Technologies Inc.

Carmanah Technologies Inc. (“CTI”) contributed $6,617,438 to the Company’s overall revenues for the first six months of 2004, as compared to $3,514,871 for the same period in 2003.  This increase in revenues is attributed primarily to sales growth in aviation and transit market sectors.  These two market sectors combined, contributed approximately $3,500,000 in revenue during the first half of 2004, compared to $800,000 in revenue in the first half of 2003.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Contribution from AVVA Light Corporation

AVVA Light Corporation (“AVVA”) contributed $1,000,355 to the Company’s overall revenues for the first six months of 2004.  The Company has no AVVA comparatives for the first half of 2003, however, the AVVA revenue represents a shortfall on sales targets for the current year.  This is due to a longer than expected integration of the two companies and slower sale cycles than anticipated.  The Company has taken significant measures to fully capitalize on AVVA's potential and to correct the slow start to 2004, including a change in its leadership.

Over the past quarter, AVVA has shown positive trending with the month of June alone contributing one-third of AVVA's total revenues for the six months ended June 30, 2004.

Cost of Sales and Gross Profit

Cost of sales were $1,509,984 (43% of revenue) for the three months ended June 30, 2004, resulting in a gross profit margin of 57%.  Cost of sales for the six months ended June 30, 2004 were $3,457,131 (45% of revenue), resulting in a 55% gross profit margin for that period.  Cost of sales includes labor, material, material burden and other manufacturing costs.

There are a number of factors that affect the Company's gross profit levels.  These factors include the ratio of sales sold direct versus through distribution channels, purchasing volumes and practices, and foreign exchange fluctuations.  All of these factors are monitored closely in an effort to protect or enhance the Company’s ongoing profit margins.

Wages and Benefits

Wages and benefits expense for the three months ended June 30, 2004 increased 118% to $946,171, compared with $434,823 for the same period in 2003.  For the six months ended June 30, 2004, wages and benefits expense increased 99% to $1,746,021, compared with $878,169 for the same period in 2003.  The increase of approximately $867,852 for the six months ended June 30, 2004 over the same period in 2003 is the result of a $340,000 additional wage expense from AVVA staff, a $83,000 severance expense for the termination of some AVVA executive and sales personnel, and an increase in sales and administrative staff in support of overall sales growth.

Including both operating companies, staffing levels for the entire Company at June 30, 2004 were 97 full time employees..  As a percentage of sales, total wages and benefits for the six months ended June 30, 2004 represented 23% of total sales.

For the first time, based on new regulatory requirements, the Company booked a stock-based compensation expense for the three months ended June 30, 2004 in the amount of $93,127, and for the six months ended June 30, 2004 in the amount of $98,218.  This new policy stipulates that stock options be expensed direct on the income statement.  In prior periods, this was reported on a pro forma basis within the notes to the financial statements.

Office and Administration

Office and administration expenses for the three months ended June 30, 2004 were $256,083, representing a 37% increase over 2003 at $186,652.  For the six months ended June 30, 2004, they were $502,885, representing a 46% increase over 2003 at $345,265.  The increase for the three and six month periods is primarily due to the addition of AVVA's office and administration costs as a result of the acquisition.  Office and administration expenses are not expected to grow at a level consistent with revenue growth.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Research and Development

Research and development expenses consist of engineering labor and material expenses in support of product development and research activities.  During the first half of 2004, research and development expenses of $697,981 represented a 103% increase over the previous year's $344,722 (net of a $125,000 recovery under a Sustainable Development Technology Canada grant).  This increase was the result of increased investment in development of new product offerings into new market sectors, as well as enhancements to current products that enable increased sales into other market sectors.  This focus through much of 2003 and 2004 to-date has resulted in release of new products, including solar-powered LED bus stops, shelters and crosswalks.  It also resulted in the release of the aviation light, which is a modified version of CTI’s marine light.

Sales and Marketing

Sales and marketing expenses for the three months ended June 30, 2004 was $369,772, compared to $154,398 for the same period in 2003.  For the six months ended June 30, 2004, sales and marking expenses were $663,545, compared to $296,967 in 2003.  The increased expenses are primarily due to the acquisition of AVVA, and its sales and marketing efforts.  Much of the Company's sales and marketing resources have been and continue to be invested in emerging markets, such as transit, roadways and LED edge-lit signage. These markets have begun to realize significant revenues for 2004, and are anticipated to grow substantially in the future.

Net Earnings (Loss)

Net earnings (loss) for the three months ended June 30, 2004 was $(156,189) compared to $(82,887) for the same period in 2003.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $(31,123) compared with $(20,356) for the same three month period in 2003.  The loss shown for the quarter ended June 30, 2004 is the direct result of a $93,127 stock-based compensation adjustment, and $83,000 in AVVA termination expenses.  For the six months ended June 30, 2004, EBITDA was $452,012 compared to $40,748 for the same comparative period and the Company’s net earnings were $213,303, compared to a loss of $69,972 for the same period in 2003.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Cash and Liquidity

Carmanah's cash and cash equivalents at June 30, 2004 were $6,748,356, compared to $1,693,069 at December 31, 2003.  This $5,055,287 increase in cash is primarily the result of net inflows of cash provided from net income in the amount of $213,303, accounts receivable of $836,193, completion of a private placement for the issuance of 3,484,848 units at a price of $1.65 per unit for gross proceeds of $5,750,000, and $269,725 raised from the exercise of stock options, less cash used for accounts payable of $531,364, inventory of $353,374, capital assets of $411,263, and repayment of bank line of credit and long-term debts in the amount of $515,276.

The company’s net working capital at June 30, 2004 was $9,817,957 (current ratio of 9.10:1), compared to $4,168,728 (current ratio of 2.91:1) at December 31, 2003.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the aviation, transit, marine, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

June 30, 2004 and December 31, 2003

(Unaudited - Prepared by Management)

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$ 6,748,356	$ 1,693,069
Accounts receivable, net	1,861,868	2,698,061
Inventories	2,258,246	1,904,872
Prepaid expenses and deposits	155,172	53,376
	11,023,642	6,349,378
Equipment and leasehold improvements, net	1,104,339	871,683
Intangible assets, net	183,387	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	190,114	190,114
	$ 15,573,655	$ 10,673,668

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 1,117,477	$ 1,648,841
Bank loan	-	383,332
Deferred revenue	71,988	71,228
Current portion of long-term debt	-	21,814
Current portion of obligations under capital leases	22,220	55,435
	1,211,685	2,180,650
Long-term debt	-	33,325
Obligations under capital leases	28,067	71,656
	1,239,752	2,285,631

Shareholders' equity:
Share capital	14,491,878	8,831,345
Contributed surplus	543,929	471,899
Deficit	(701,904)	(915,207)
	14,333,903	8,388,037
	$ 15,573,655	$ 10,673,668

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the three and six months ended June 30, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Sales	$ 3,504,092	$ 1,608,024	$ 7,617,793	$ 3,514,502

Cost of sales	1,509,984	704,449	3,457,131	1,608,631
	1,994,108	903,575	4,160,662	1,905,871
Operating expenses:
Wages and benefits	946,171	434,823	1,746,021	878,169
Stock-based compensation expense	93,127	-	98,218	-
Office and administration	256,083	186,652	502,885	345,265
Research and development	360,078	148,058	697,981	344,722
Sales and marketing	369,772	154,398	663,545	296,967
Bank charges and interest	26,612	24,871	56,139	39,049
Amortization of:
Equipment and leasehold improvements	96,463	41,297	175,502	75,859
Patents and intangible assets	10,128	2,545	19,753	4,773
	2,158,434	992,644	3,960,044	1,984,804

Operating income (loss) for the period	(164,326)	(89,069)	200,618	(78,933)

Interest and other income	8,137	6,182	12,685	8,961

Net earnings (loss) before income taxes	(156,189)	(82,887)	213,303	(69,972)

Income tax expense (recovery):
Current income taxes	64,000	-	270,000	-
Future income taxes	(64,000)	-	(270,000)	-
Net earnings (loss) for the period	(156,189)	(82,887)	213,303	(69,972)

Deficit, beginning of period, as previously reported	(741,505)	(764,348)	(741,505)	(764,348)
Adjustment to reflect change in accounting for employee stock options	(173,702)	(24,465)	(173,702)	(24,465)
Deficit, beginning of period, restated	(915,207)	(788,813)	(915,207)	(788,813)

Deficit, end of period	$ (1,071,396)	$ (871,700)	$ (701,904)	$ (858,785)

Earnings (loss) per share:
Basic	$ (0.005)	$ (0.004)	$ 0.007	$ (0.003)
Diluted	$ (0.005)	$ (0.004)	$ 0.007	$ (0.003)

Weighted average number of shares outstanding:
Basic	30,313,249	20,808,266	29,268,704	20,808,266
Diluted	30,313,249	21,247,693	31,729,335	21,247,693

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com